Xtribe (BVI) Ltd.

37-38 Long Acre

London X0 WC2E 9JT

March 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Rufus Decker, Kate Beukenkamp and Taylor Beech

Re:	WinVest (BVI) Ltd.

Xtribe (BVI) Ltd.

WinVest Acquisition Corp.

Registration Statement on Form F-4

Filed March 11, 2025 (as amended)

File No. 333-285721

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Xtribe (BVI) Ltd. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 (File No. 333-285721) be accelerated by the Securities and Exchange Commission so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 31, 2025, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please call Giovanni Caruso of Loeb & Loeb LLP (212-404-4866) to provide notice of the effectiveness of the Registration Statement.

Sincerely,

By:	/s/ Stojan Dragovich
Name:	Stojan Dragovich
Title:	President